UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             HOMEOWNERS GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    43739N107
                  ---------------------------------------------
                                 (CUSIP Number)

                          Mr. Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 1, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  2  of  15  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     NAPAQ Corporation

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Nevada
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         126,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    126,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       126,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.266%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  3  of  15  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Cross Country
        Motor Club, Inc.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Massachusetts
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         362,500
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________


  Each               9     Sole Dispositive Power    362,500
  Reporting          ___________________________________________________________


  Person With        10  Shared Dispositive Power    0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,500
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        6.522%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  4  of  15  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Jeffrey C. Wolk
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       CA
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    3,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .054%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  43739N107                                      Page  5  of  15  Pages
         -----------------                                     ----   -----



         This Amendment No. 2 relates to the Schedule 13D filed on behalf of the Reporting Persons on April 4, 1996. The text of Items 3,4 and 7 of said Schedule 13D is hereby amended by the following:

Item 3. Source and Amount of Funds

         The source of the funds used by CCMC to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by CCMC to purchase such securities were $543,917 (exclusive of commissions and other expenses).

         The source of funds used by NAPAQ to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by NAPAQ to purchase such securities were $154,299 (exclusive of commissions and other expenses).

         The source of funds used by Jeffrey C. Wolk to purchase securities of the Issuer was cash assets. The approximate aggregate amount of funds used by Mr. Wolk to purchase such securities were $10,500 (exclusive of commissions and other expenses).

Item 4. Purpose of the Transaction

         The Reporting Persons have acquired the shares of Common Stock in order to obtain a substantial equity position in the Issuer.

         In a letter dated April 12, 1996, the Issuer had agreed to engage in discussions with CCG based upon public information. From such time, through the date hereof, the Issuer has declined to meet for the purpose of having such discussions. On April 29, 1996, the Reporting Persons received information indicating that the Issuer may consummate a sale transaction with another bidder, without holding sale negotiations with CCG. As a result, in letters dated April 30, 1996 and May 1, 1996 (attached hereto as Exhibits D and E, respectively), CCG advised the Issuer that it would consider such action to be a breach of the Directors' duty to shareholders and, at the same time, increased its offer. Based upon conversations with a representative of the Issuer, CCG believes its revised offer warrants participation in negotiations for the sale of the Issuer.

         In a subsequent  letter dated May 1, 1996  (attached  hereto as Exhibit
F), CCG reiterated its desire to participate in open bidding for the purchase of the Issuer and executed and forwarded to the Issuer a Confidentiality and Standstill Agreement. As of the date hereof, the Issuer has not signed and returned the Confidentiality and Standstill Agreement or agreed to meet to negotiate with CCG and CCG continues to seek to be included in sale negotiations.

         CCG continues to consider, but has not decided whether or not to pursue, other courses of action with respect to the Issuer, including: (i) the possibility of a merger, purchase of all or substantially all of the Issuer's assets, a business combination or other similar transaction between the Issuer and CCG or any affiliate or subsidiary of CCG or a tender offer; (ii) the taking of such actions as it deems appropriate to manage the business and affairs of Issuer, including seeking control of the Issuer through designation of some or all of the Issuer's Board of Directors or otherwise; and (iii) seeking judicial remedies for actions by the Company and its directors which CCG considers to be unlawful.

         From time to time, the Reporting Persons will evaluate their positions and may determine to acquire additional shares of the Issuer's Common Stock in the open market, in privately negotiated transactions, by making a tender offer or otherwise.


CUSIP No.  43739N107                                      Page  6  of  15  Pages
         -----------------                                     ----   -----


         CCG may continue to contact the Company and its representatives and may contact other persons interested in the Issuer, or other interested persons, for purposes of discussing the Issuer.

         Whether CCG or the Reporting Persons decide to pursue any of the courses of action above, including the purchase of additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on its continuing assessment of pertinent factors, including without limitation the following: the availability of shares of the Issuer's Common Stock for purchase at particular price levels; the Issuer's and CCG's business and prospects; other business and investment opportunities available to CCG and the Reporting Persons; economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of the Issuer; the availability and nature of opportunities to dispose of the Reporting Person's interest; and other plans and requirements of CCG.

         Depending upon its assessment of these factors from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the shares of Issuer's Common Stock held by them in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer's Common Stock, the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4 and elsewhere in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

Item 5.  Interest in Securities of the Issuer

         (a) The beneficial ownership by each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

        No. of Shares Deemed                 Nature of Ownership                 Percentage of Class
     to be Beneficially Owned:

              126,000                 The record ownership and economic                 2.266%
                                      interest in such shares is held
                                      by NAPAQ.

              362,500                 The record ownership and economic                 6.522%
                                      interest in such shares is held
                                      by CCMC.

               3,000                  The record ownership and economic                 .054%
                                      interest in such shares is held
                                      by Jeffrey C. Wolk.

           ==============                                                          ===============
              491,500                                                                   8.842%

         Collectively,   the  Reporting   Persons  may  be  deemed  directly  or
indirectly to beneficially own 8.842% of the Common Stock of the Issuer.


CUSIP No.  43739N107                                      Page  7  of  15  Pages
         -----------------                                     ----   -----


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 5,558,350 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K filed on April 1, 1996.

         (b) NAPAQ has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by it. CCMC has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by it. Jeffrey C. Wolk has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by him.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows:

         Purchase Transactions by CCMC

           Date                    No. of Shares             Price per Share                 Total
           ----                    -------------             ---------------                 -----
          2/22/96                     20,000                      1.000                     20,000
          2/26/96                     10,000                      1.000                     10,000
          2/27/96                     10,000                      1.181                     11,810
          2/28/96                     12,000                      1.181                     14,172
          3/11/96                     10,000                      1.116                     11,160
          4/09/96                     25,500                      1.810                     46,155
          4/10/96                     10,000                      1.810                     18,100
          4/11/96                     14,500                      1.810                     26,245
          4/15/96                     19,000                      1.750                     34,390
          4/15/96                      1,000                      1.810                      1,810
          4/15/96                     16,000                      1.935                     30,960
          4/15/96                      3,100                      1.810                      5,611
          4/17/96                      5,000                      1.810                      9,050
          4/18/96                      2,400                      1.750                      4,344
          4/23/96                     26,000                      1.960                     50,960
          4/24/96                      2,000                      1.960                      3,920
          4/25/96                      5,000                      1.960                      9,800
          4/26/96                      8,000                      1.960                     15,680
          4/30/96                      7,000                      2.060                     14,420
          5/1/96                      16,000                      2.000                     32,960

         Purchase Transactions by NAPAQ

          3/15/96                     60,000                     1.0883                     65,298
          3/21/96                      6,000                     1.1875                      7,125
          3/27/96                     30,000                     1.2500                     37,500
          3/27/96                     10,000                     1.2813                      12,813
          4/04/96                     10,000                     1.5000                     15,000
          4/08/96                     10,000                     1.6563                     16,563

         (d) Not Applicable.

         (e) Not Applicable.


CUSIP No.  43739N107                                      Page  8  of  15  Pages
         -----------------                                     ----   -----


Item 7.  Material to be Filed as Exhibits

         Exhibit A.  Agreement of Joint Filing
         Exhibit D.  Letter dated April 30, 1996
         Exhibit E.  Letter dated May 1, 1996.
         Exhibit F.  Letter dated May 1, 1996.


CUSIP No.  43739N107                                      Page  9  of  15  Pages
         -----------------                                     ----   -----


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                         Cross Country Motor Club, Inc.


                             by: /s/ Sidney D. Wolk
                                 -------------------------
                                 Sidney D. Wolk, President


                         NAPAQ Corporation


                             by: /s/ Sidney D. Wolk
                                 -------------------------
                                 Sidney D. Wolk, Secretary


                                 /s/ Jeffrey C. Wolk
                                 -------------------------
                                 Jeffrey C. Wolk

Date:  May 2, 1996


CUSIP No.  43739N107                                      Page  10 of  15  Pages
         -----------------                                     ----   -----


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             HOMEOWNERS GROUP, INC.
                          COMMON STOCK, $0.01 PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 2nd day of May, 1996.

                                NAPAQ Corporation


                                by: /s/ Sidney D. Wolk
                                    -------------------------
                                    Sidney D. Wolk, Secretary


                                Cross Country Motor Club, Inc.


                                by: /s/ Sidney D. Wolk
                                    -------------------------
                                    Sidney D. Wolk, President



                                    /s/ Jeffrey C. Wolk
                                    -------------------------
                                    Jeffrey C. Wolk




                                     EXHIBIT D           PAGE    11    OF    15
                                     ---------                --------    -----


THE
CROSS COUNTRY GROUP



VIA FAX (813) 573-8058

                                 April 30, 1996



Special Committee of the Board of Directors
Homeowners Group, Inc.
c/o Jeffrey Trocin
Raymond James & Associates
880 Carillon Parkway
St. Petersburg, FL 33716

Gentlemen:

         As you know, we have tried in good faith over the past three (3) months to reach a mutually acceptable arrangement to acquire Homeowners Group in an all cash transaction. In our most recent letter dated April 23, we provided a revised cash offer of $1.95 per share, with a deadline of April 26. We have also learned that Homeowners officers have informed franchisees that the sale of the Company is apparently imminent and that such sale would not be for cash. Given that the Company has neither responded to our cash offer, nor met with us to negotiate a higher offer, we can only conclude that the sale of the Company is not being conducted in a manner to maximize value to shareholders. We sincerely hope that the sale negotiations will proceed fairly to include all bidders and obtain the highest price available.

         In conversations this week, Raymond James & Associates have confirmed to us (i) that our audited financial statements and our banker confirm our ability to readily consummate an all cash deal; and (ii) that our opening cash offer of $1.95 was close to fair value attainable for shareholders. Notwithstanding these facts, the Company has been unwilling to meet with us to discuss our offer, while intensively pursuing a transaction for a non-cash deal with another party.

         Today we have again confirmed to Raymond James that (i) we are prepared to increase our cash offer, (ii) we are prepared to enter into a Confidentiality and Standstill Agreement so long as it does not prohibit our competing with other bidders by making an all cash offer directly to all stockholders; and
(iii) we are prepared to take all appropriate steps to ensure that we and all other stockholders receive the benefit of a fair sale of the Company. In this regard, we caution the Board against approving any device or payment which would give any one bidder an economic, procedural, or other advantage over any other bidder at this time.

         Our preferred goal remains a negotiated transaction. To that end, we make the following, enhanced, proposal:

         1. We hereby offer to acquire all shares of outstanding common stock of Homeowners Group, Inc. at a price of $2.10 per share, net to the sellers, in cash. Such price assumes that the Accelerated judgment is not settled prior to closing.


                                     EXHIBIT D           PAGE    12    OF    15
                                     ---------                --------    -----


Special Committee of the Board of Directors
Homeowners Group, Inc.
c/o Jeffrey Trocin
April 30, 1996
Page Two


         2. To complete negotiations, we remain willing to immediately execute a Confidentiality and Standstill Agreement, provided that we retain the right to conduct an all cash, all stock tender offer and the attendant proxy solicitation if the Board does not accept our offer. We have resubmitted to Raymond James our revisions to the Company's form of agreement, which we proposed last month. We have also forwarded forms of standard standstill provisions recently used by other public companies engaged in the sale process. We are happy to discuss either form as a basis for going forward.

         3. We will meet with representatives of the Special Committee to negotiate the terms of a purchase within three (3) days of receiving all confidential information. We believe our willingness to work this quickly in the due diligence process underscores the seriousness of our bid.

         Raymond James has also informed us that time is now critical. Accordingly, we must ask for a definitive response by 12:00 noon on Wednesday, May 1, 1996. In the absence of such response we will be forced to conclude that you are committed to negotiating with only one bidder. In that case, we will take the actions which we determine are in our interest as a bidder and as a stockholder of the Company.

                                   Sincerely,


                                    Sidney D. Wolk
                                    President

SDW/bk

pc:    Carl Buccellato
        President, Chief Executive Officer
        Homeowners Group, Inc.
       Members of the Board of Directors



                                     EXHIBIT E           PAGE    13    OF    15
                                     ---------                --------    -----



                                   May 1, 1996


Via Telecopier  (813) 573-8058

Special Committee of the Board of Directors
Homeowners Group, Inc.
c/o Jeffrey Trocin
Raymond James & Associates
880 Carillon Parkway
St. Petersburg, FL  33716

Dear Jeffrey:

         By way of confirmation and clarification, our offer of $2.10 per share assumed no settlement of the Accelerated Judgment. We are prepared to discuss with the Company a formula to increase the amount paid to shareholders, if there is a settlement reached before closing. We look forward to receiving more details regarding the Judgment so that we can determine the appropriate adjustment.

         We hope and expect that the Board will be specific in its response as to our offer and specify to us the price and terms it seeks for a sale. This will allow all of us to proceed rapidly to determine the highest price we can offer to shareholders.

                                Very truly yours,



                                 Sidney D. Wolk

SDW/bk




                                     EXHIBIT F           PAGE    14    OF    15
                                     ---------                --------    -----


                          The Cross Country Group, Inc.
                           4040 Mystic Valley Parkway
                                Medford, MA 02155





                                   May 1, 1996


Via Telecopier  (813) 573-8058
and Federal Express

Special Committee of the Board of Directors
Homeowners Group, Inc.
c/o Jeffrey Trocin
Raymond James & Associates
880 Carillon Parkway
St. Petersburg, FL  33716

Dear Jeffrey:

         I have received your letter of 1:15 p.m. today and I assume that it represents the Board's response to our offer of yesterday. Unfortunately, we are disappointed and, frankly, confused as to the source of some of your comments and the meaning of the Board's response that our offer does not put us in a "favored position", and that our offer has not "dissuaded the Board from favoring other bidders".

         We believe the Board is required to "favor" only the bidder with the highest price to shareholders, with the ability to close the transaction. Though you characterize our increased offer as "inching", it exceeds the value which, just yesterday, you stated would be sufficient for further, serious discussion. You now say that you have been trying to "guide" us to a competitive bid, but we have yet to have the opportunity to meet with you or the Company to discuss pricing.

         If this is a legitimate sale process, then there is no reason for you to "guide" us to a price. Instead, the Board should state to us its asking price and accept the fair bid which is the highest, whether from Cross Country or any other bidder. We consider any other process to be an egregious violation of the Directors' fiduciary duty to all stockholders. If it proves that such breach of duty is accompanied by self-enrichment of Directors and officers, then, as a stockholder, we expect to seek remedies for such conduct.


                                                         PAGE    15    OF    15
                                                               ------      ----

                                                              Jeffrey Trocin
                                                              May 1, 1996
                                                              Page Two




         For the record:

         1. Our offer does not impose any restriction on Homeowner's settlement of the Accelerated Adjustment. Instead, we have made a firm offer which assumes payment in full of the judgment and have offered to discuss increased payments to shareholders if a favorable settlement is reached.

         2. We have repeatedly offered to accept a reasonable standstill agreement. Given the Board's favoring of other bidders, however, we must preserve the right to go directly to stockholders with an all-cash, all-stock offer in the event our offer is not accepted. To resolve this unnecessary impasse, we are executing and forwarding to you the Standstill Agreement substantially as requested by the Company, but preserving only this limited right.

         3. No information contained in your letter or otherwise communicated to us is material, non-public information which impedes our further acquisition of shares. We have repeatedly stated that we wanted no such information until a Confidentiality Agreement was in place. Accordingly, neither any information we have received, nor the manner in which we have received it, imposes any restriction on our transactions in Company stock.

         We continue to seek, and expect, a fair auction of the Company.


                                Very truly yours,



                                 Sidney D. Wolk

SDW/lcn
Enclosure